

June 14, 2013

Via E-Mail
Mr. Samuel R. Strickland
Chief Financial Officer
Booz Allen Hamilton Holding Corporation
8283 Greensboro Drive
McLean, VA 22102

> **Re: Booz Allen Hamilton Holding Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2013**
> **Filed May 23, 2013**
> **File No. 001-34972**

Dear Mr. Strickland:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2013 filed May 23, 2013

General

1. We note that you paid two special cash dividends in the last fiscal year, one for $1.50 per share and one for $6.50 per share, in addition to your regular quarterly dividends. In future Exchange Act periodic reports, please consider adding disclosure regarding your dividend strategy, particularly as it relates to special dividends.

Mr. Samuel R. Strickland
Booz Allen Hamilton Holding Corporation
June 14, 2013
Page 2

Consolidated Statements of Operations, page F-4

2. We note your presentation dividends per share on the face of the income statement. Please tell us how you considered ASC 260-10-45-5, which states any per share data not specifically contemplated in that Subtopic should be disclosed in the notes to the financial statements only.

Note 2. Summary Significant Accounting Policies, page F-8

3. With respect to your revenue recognition policy relating to executive compensation, please clarify to us whether this accounting policy is consistent with prior years.

Note 11. Debt, page F-17

4. We note your disclosure on page 31 that your senior secured credit agreement significantly restricts the ability of your subsidiaries to pay dividends or otherwise transfer assets to you. Please explain to us how you considered the disclosure required by Rule 4-08(e)(3) and Rule 5-04 Schedule I of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney-Advisor, at (202) 551-3391 or Angela McHale, Attorney-Advisor, at (202) 551-3402 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief